UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the date of April, 2008

Commission File Number 000-29336

ATNA RESOURCES LTD.

(Translation of registrant's name into English)

510 - 510 Burrard Street

Vancouver, B.C. Canada V6C 3A8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]             Form 40-F [ ]

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]                           No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

FOR IMMEDIATE RELEASE:                                                                                                                                        APRIL 23, 2008

ATNA RECEIVES COURT OPINION ON ITS MCDONALD TAKINGS CLAIM

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN), has received an Opinion from the United States Court of Appeals for the Ninth Circuit in the case of Seven-Up Pete Venture, et al. v Brian Schweitzer, Governor of the State of Montana, et al, affirming the districts courts dismissal of the case on the basis of Eleventh Amendment states sovereign immunity.   The Seven-Up Pete Venture is wholly owned by subsidiaries of Atna. “We are extremely disappointed in this decision. The Board of Atna will review our options concerning this case and will proceed in a manner that we believe to be in the best interest of our shareholders”, states James Hesketh, President, COO & Director.

This case was initiated after passage of the 1998 I-137 anti-cyanide ballot initiative in the State of Montana. Passage of this initiative resulted in a law that was narrowly crafted to specifically outlaw the use of cyanide to recover gold from ores mined by open pit methods. This legislation was the first of its kind in the U. S. By the time the initiative passed, the Seven-Up Pete Venture had expended over $70 million on drilling, permitting and engineering at the McDonald gold project in Montana. The passage of this initiative critically impaired the project rendering it worthless as no other gold recovery process technology has been proven to be economically viable for these ores.

FURTHER INFORMATION:

For additional information on Atna Resources, please visit our website at www.atna.com or contact:

James Hesketh, President and COO (303) 278-8464
Valerie Kimball, Corporate Communications (303) 278-8464
Kendra Johnston, Investor Relations (800) 789-2862

Form 51-102F3

Material Change Report

1.           Name and Address of Company

Atna Resources Ltd.

Suite 510 – 510 Burrard Street

Vancouver, B.C.

V6C 3A8

2.           Date of Material Change

April 23, 2008

3.           News Release

A news release was issued on April 23, 2008 through PR Newswire and was filed with regulatory authorities in Canada.

4.           Summary of Material Change

The Company announced that it had received a court opinion on its McDonald gold project takings claim affirming the district courts dismissal of the case.

5.           Full Description of Material Change

The Company announced that it had received an Opinion from the United States Court of Appeals for the Ninth Circuit in the case of Seven-Up Pete Venture, et al. v Brian Schweitzer, Governor of the State of Montana, et al., affirming the district courts dismissal of the case on the basis of Eleventh Amendment states sovereign immunity. The Seven-Up Pete Venture is wholly owned by subsidiaries of Atna. “We are extremely disappointed in this decision.  The Board of Atna will review our options concerning this case and will proceed in a manner that we believe to be in the best interest of our shareholders”, states James Hesketh, President, COO & Director.

This case was initiated after passage of the 1998 I-137 anti-cyanide ballot initiative in the State of Montana. Passage of this initiative resulted in a law that was narrowly crafted to specifically outlaw the use of cyanide to recover gold from ores mined by open pit methods. This legislation was the first of its kind in the U.S. By the time the initiative passed, the Seven-Up Pete Venture has expended over $70 million on drilling, permitting and engineering at the McDonald gold project in Montana. The passage of this initiative critically impaired the project rendering it worthless as no other gold recover process technology has been proven to be economically viable for these ores.

6.           Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.           Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

8.           Executive Officer

The following executive officer of Atna is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

David P. Suleski
Vice President and Chief Financial Officer
Phone                      303-278-8464

9.	Date of Report

April 23, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD.

Dated: April 10, 2008	By:	/s/ David P. Suleski
Name: David P. Suleski
Title: Chief Financial Officer